Via EDGAR

November 9, 2011

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance - Mail Stop 4720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Novelos Therapeutics, Inc.
Registration Statement on Form S-1
Initially Filed on July 1, 2011, as amended
File Number 333-175284

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), related to the above-referenced filing (the “Registration Statement”), and filed together herewith the Company’s Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

Amendment No. 3 is in response to the comments of the Staff on Amendment No. 2 to the Registration Statement, contained in your letter of September 28, 2011 (the “Comment Letter”) and, in addition, (i) includes in the Registration Statement and the included prospectus the unaudited financial information of the Company for the reporting period ended September 30, 2011, which information was contained in the Company’s Form 10-Q filed with the SEC on November 7, 2011, (ii) updates the disclosure to reflect business developments since the date of the above-referenced Amendment No. 2 (iii) includes an estimated price range of the units offered and related disclosures and (iv) includes as an exhibit to the Registration Statement the form of underwriting agreement for the offering.

In connection with the completion of the offering, the Company anticipates that it will effect a reverse split of its common stock within a range of 1:2 to 1:10 (the “Offering Reverse Split”) in order to satisfy requirements for the listing of the Company’s common stock on the NASDAQ Capital Market. The ratio of the Offering Reverse Split will be set within the established range in the discretion of the Company’s Board of Directors, with the board of directors having the ultimate discretion as to whether or not to proceed with the Offering Reverse Split.

For the purposes of calculating an estimated price range of units offered in the Registration Statement and related disclosures, the Company has estimated that the Offering Reverse Split will be completed on a 1-for-10 basis.  As noted throughout, in order to provide disclosures comparable with the estimated offering price of the units, share and per share amounts included in the prospectus have been adjusted to give effect to an estimated Offering Reverse Split at such ratio, with the exception of the financial statements and related management’s discussion and analysis included in the prospectus.  These disclosures will not be retroactively adjusted until such time as an Offering Reverse Split has been completed, in accordance with Staff Accounting Bulletin No. 103 Topic 4C.

As a courtesy, we are separately providing by Federal Express a blackline document comparing Amendment No. 3 to Amendment No. 2.

Set forth below are the Company’s responses to the Comment Letter. For your convenience, we have repeated the Staff’s comment below in bold face type. Except as otherwise indicated, all statements contained herein concerning factual matters relating to the Company are based on information provided to us by the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Stock-based Compensation, page 26

1.
We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. At that time, please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

The Company anticipates that it will effect an Offering Reverse Split in connection with the completion of the offering.  If effected, the Offering Reverse Split will be at a ratio of between 1:2 and 1:10.  For the purposes of calculating an estimated range of offering price and related disclosures in Amendment No. 3, the Company has estimated that the Offering Reverse Split will be at a ratio of 1-for-10. Giving effect to the estimated Offering Reverse Split, the offering price for the units is anticipated to be between $5.00 and $7.00.

All of the equity issuances since the Acquisition, shown in the table on page 26 of the prospectus included with Amendment No. 3, were granted at the closing price of Novelos common stock, as quoted on the OTCBB, on the date of grant. The mid-point of the estimated price range, or $6.00, is substantially less than the exercise prices, as adjusted for an estimated Offering Reverse Split, and the equivalent fair market value of the equity issuances since the Acquisition.

The Company has included quantitative and qualitative disclosure explaining the difference between the estimated offering price of the units and the fair value of the aforementioned equity issuances, as adjusted for the estimated Offering Reverse Split.  There were no option issuances by Novelos or Cellectar during 2010 or in 2011 prior to the Acquisition.  Furthermore, all outstanding Cellectar options were canceled prior to the Acquisition (the lowest exercise price of which was $8.95, after adjustment for the exchange ratio established in the Acquisition and the estimated Offering Reverse Split).  All Novelos options outstanding at the time of the Acquisition (options to purchase 4,915 shares at prices ranging from $15.30 to $10,725.30, after adjustment for the estimated Offering Reverse Split) are also significantly out-of-the-money.

Business
Business of Novelos, page 27

2.
Your disclosure on page 28 indicates that the IND for LIGHT is held by Dr.   Anne Traynor at the University of Wisconsin, who both initiates and conducts the investigation and under whose immediate direction the investigational drug is administered. Please provide us supplemental documentation supporting:

• The filing of the IND by Dr. Traynor, and
•  Anything received from the FDA regarding the initial filing of the IND and its current status.

We may have additional comments after we review the documentation you provide us.

A response to this comment was provided to the Staff in our letter dated October 11, 2011, and the requested documentation was provided supplementally at that time.

The Company intends to request acceleration of the effectiveness of the Registration Statement as soon as practicable following the resolution of the foregoing comments of the Staff.  The Company is aware of, and will furnish, the acknowledgements required by the Staff in connection with any such request.

Should the Staff have any additional comments or questions, please direct such to me at (617) 832-1113 or in my absence to Matthew Eckert at (617) 832-3057.

Very truly yours,

/s/ Paul Bork

Paul Bork

cc:   Mr. Harry Palmin (Novelos)